March 5, 2020

Ran Daniel
Chief Financial Officer
Cuentas, Inc.
200 S. Biscayne Blvd., Suite 5500
Miami, FL 33131

       Re: Cuentas, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed February 21, 2020
           File No. 000-54923

Dear Mr. Daniel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed on February 21, 2020

Proposal 1, page 5

1. We note that you filed a Current Report on Form 8-K in response to our comment. Please tell us whether all relevant exhibits filed in the Form 8-K were accepted by the Florida
      Division of Corporations. The correspondence from the Florida Division of Corporations included in some of your exhibits appears to suggest that charter amendments were not given effect. For example, we note the correspondence related to Exhibits
3.08 and 3.14.
2. Please disclose whether setting the number of authorized common shares at 360,000,000 and authorizing 50,000,000 of blank check preferred stock, as proposed in the proxy statement, would increase, decrease, or leave unchanged the current number of authorized common shares and blank check preferred, respectively. If you are proposing to increase the number of authorized common or blank check preferred in connection with this proxy, please tell us the consideration you have given to Note A of Schedule 14A of the
      Exchange Act. In the alternative, if the current number of authorized common shares and
 Ran Daniel
Cuentas, Inc.
March 5, 2020
Page 2
      blank preferred stock will not change, please tell us where the charter amendments authorizing the current number of shares have been filed. In this regard, we note that your
      Form 8-K filed in response to comment 1 includes multiple exhibits and it is difficult to discern the current number of authorized shares.
Proposal 2, page 10

3. We note your response to prior comment 2 and reissue the comment in part. Please clarify how the proposed charter amendment would make your bylaws "more consistent" with
      Florida law, as you assert in the second paragraph of this section and elsewhere in the filing.
4. Your disclosure in the third paragraph of this section indicates that while you have disclosed "certain" material changes, you do not believe it is practical to summarize all changes proposed to your existing bylaws. Please note that you are responsible for the accuracy and completeness of your disclosure. Therefore, please revise to remove any implication that you have not described all material changes in the amended and restated
      bylaws of the company and revise to disclose all material changes, as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 or Jennifer L pez at
(202) 551-3792 with
any other questions.



                                                           Sincerely,
FirstName LastNameRan Daniel
                                                           Division of
Corporation Finance
Comapany NameCuentas, Inc.
                                                           Office of Trade &
Services
March 5, 2020 Page 2
cc:       David Selengut, Esq.
FirstName LastName